August 25, 2010

David A. Levin, President
Casual Male Retail Group, Inc.
555 Turnpike Street
Canton, MA 02021

 RE: **Casual Male Retail Group, Inc.**
   Form 10-K for Fiscal Year Ended January 30, 2010
   Filed March 19, 2010 and amended June 1, 2010;
   DEF14A for Annual Meeting on August 5, 2010
   Filed June 24, 2010
   File No. 1-34219

Dear Mr. Levin:

 We have completed our review of your filings and have no further comments at this time.

       Sincerely,

       John Reynolds,
       Assistant Director